CUSIP No.  N/A                                                       Page 1 of 4

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                               Amendment Number 1
                    Under the Securities Exchange Act of 1934

                           Columbialum Staffing, Inc.
                             (fka Columbialum Ltd.)
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                       N/A
                      ------------------------------------
                      (CUSIP Number of Class of Securities)



                       Rene Morissette, Operating Manager
                               Work Holdings, LLC
                                310 East Harrison
                              Tampa, Florida 33602
                                 (813) 225-1200
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 10, 2002
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No.  N/A                                                       Page 2 of 4


                                  SCHEDULE 13D
-------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Work Holdings, LLC
-------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [ ]
-------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------
    4     SOURCE OF FUNDS*
          n/a
-------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
-------------------------------------------
                  7       SOLE VOTING POWER
                               826,783
 NUMBER OF      -----------------------------------------------
    SHARES        8       SHARED VOTING POWER
  OWNED BY                       0
    EACH        -------------------------------------------------------
 REPORTING        9       SOLE DISPOSITIVE POWER
PERSON WITH                   826,783
                -------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                       826,783
---------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   [ ]
---------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       31.80%
---------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                       CO
---------------------------------------------------------------------------

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CUSIP No.  N/A                                                       Page 3 of 4

Item 1.  Security and Issuer.


         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Columbialum Staffing, Inc. (fka Columbialum, Ltd.), a Nevada corporation (the "Company"). The Company's principal executive office is located at 310 East Harrison, Tampa, Florida 33602.


Item 2.  Identity and Background.

         (a) This statement is filed by Work Holdings, LLC (the "Reporting Person"), a Florida corporation.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.


         (b) The business address of Work Holdings, LLC is 310 East Harrison, Tampa, Florida 33602.


         (c) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.


         n/a


Item 4.  Purpose of Transaction.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

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CUSIP No.  N/A                                                       Page 4 of 4


Item 5.  Interest in Securities of the Issuer.


         (a) As of the close of business on February 4, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 826,783 shares of Common Stock. As of February 4, 2002, these shares represented 31.80% of the sum of the 2,600,000 total shares of Common Stock outstanding. On January 10, 2002 the Reporting Person transferred 147,217 shares of Common Stock to four individuals in a private transaction.


         (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock as set forth on the cover sheet of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             Work Holdings, LLC



Dated:  February 5, 2002                      /s/ Rene Morissette
                                             -----------------------------------
                                             Rene Morissette, Operating Manager